Merus Labs International Inc. Announces Increase to Previously Announced Financing

Toronto, June 12, 2014 - Merus Labs International Inc. ("the Company" or "Merus") [TSX: MSL; NASDAQ: MSLI] is pleased to announce that it has amended the terms of the previously announced bought deal public offering with a syndicate of investment dealers (the "Underwriters") to increase the size of the offering by an additional 3,000,000 common shares (the “Additional Common Shares”). Under the amended terms of the offering, the Underwriters have agreed to purchase an aggregate of 16,000,000 common shares (“Common Shares”) of the Company for total gross proceeds of $27,200,000.

In addition, the Underwriters agreed to amend the terms of the offering to include the Additional Common Shares in deriving the number of Common Shares allowed under the over allotment option.

The net proceeds of the Offering will be used for future acquisitions and general working capital.

Closing of the Offering is expected to occur on or about June 19, 2014 and is subject to regulatory approval including that of the Toronto Stock Exchange and NASDAQ.

The Company has filed a base shelf prospectus with the Canadian Securities Administrators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Shares will be offered by way of a prospectus supplement supplementing the base shelf prospectus in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and may be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and certain other jurisdictions.

This press release does not constitute an offer of securities for sale in the United States. The Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Merus

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

COMMENTARY REGARDING FORWARD-LOOKING STATEMENTS

This news release may contain "forward-looking information" as defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding future plans and objectives of Merus, the completion of the Offering and the use of proceeds of the Offering, constitute forward-looking information that involve various known and unknown risks, uncertainties, and other factors outside management's control. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information.

For additional information with respect to risk factors applicable to Merus, reference should be made to Merus' continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, Merus' Annual Information Form. The forward-looking information contained in this release is made as of the date of this release and Merus does not undertake to update publicly or revise the forward-looking information contained in this release, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

No regulatory authority has approved or disapproved the adequacy or accuracy of this news release.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com